January 13, 2025

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2
Guiwan Area, Nanshan District, Shenzhen, China 51800

       Re: Next Technology Holding Inc.
           Item 4.02 Form 8-K filed on December 12, 2024
           Item 4.02 Form 8-K/A filed on January 2, 2025
           File No. 001-41550
Dear Eve Chan:

       We have reviewed your January 2, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 18, 2024 letter.

Item 4.02 Form 8-K/A Filed on January 2, 2025
General

1. We note from the revised disclosure in this Form 8-K/A, on December 10, 2024, the audit committee after discussion with management, and in consultation with your independent registered public accounting firm, concluded that the June 30, 2024 Form
       10-K could no longer be relied upon. Considering you filed restated June 30, 2024 financial statements on September 20, 2024, it remains unclear why management was unable to conclude that those financials statements could not longer be relied upon at the time the Form 10-Q/A was filed. Please further explain or revise your Form 8-K accordingly.
 January 13, 2025
Page 2

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Meng Lai